

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2022

James P. Henderson
Executive Vice President Finance and Chief Financial Officer
Whiting Petroleum Corporation
1700 Lincoln Street, Suite 4700
Denver, Colorado 80203-4547

>   **Re: Whiting Petroleum Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed February 25, 2021**
>   **File No. 001-31899**

Dear Mr. Henderson:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation